

March 22, 2024

Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553

> **Re: Arbor Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **File No. 001-32136**

Dear Paul Elenio:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.   We note your discussion in your fourth quarter earnings call of your strategy of refinancing loans off your balance sheet through your capital-light agency business, and that you are continuing to focus on working through your loan book and converting your multifamily bridge loans into agency product. You also noted that when you do a bridge loan, it's clearly for the sole purpose of creating an agency loan. Please tell us what consideration you have given to discussing this strategy in detail in your periodic filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction